Exhibit 99.1

Contact:	Trinity Biotech plc Louise Tallon (353)-1-2769800 Novus Diagnostics Ltd. Keith O’Neill (353)-1-2248831 keith@novus-dx.com	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 TRIB@redchip.com

Trinity Biotech Announces Strategic Investment in Novus
Diagnostics to Advance Rapid Sepsis Testing Platform

DUBLIN, Ireland (October 25, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced a strategic investment in Novus Diagnostics, a company pioneering a rapid sepsis testing platform. This investment will accelerate the development and commercialization of Novus’ groundbreaking point-of-care diagnostic solutions, including its 15-minute bloodstream infection test.

Sepsis is a life-threatening condition resulting from the body’s overwhelming response to infection.  According to the Centers for Disease Control and Prevention (CDC) it is estimated to affect 1.7 million people and cause approximately 350,000 deaths annually in the U.S. alone. Timely and accurate diagnosis is critical for improving patient outcomes, yet current testing methods are slow, often taking days to deliver results. Novus are developing an innovative bedside test that can deliver rapid sepsis diagnoses, a solution that could transform the management of this life-threatening condition.

“Rapid sepsis diagnosis has long been considered one of the ‘holy grails’ in diagnostics. With Novus Diagnostics’ platform, we are one step closer to that goal,” stated John Gillard, President and Chief Executive Officer of Trinity Biotech. “Our investment not only underscores our commitment to addressing urgent clinical challenges but also leverages our strengths in manufacturing, regulatory affairs, and commercialization to help bring this crucial diagnostic tool to market. We are confident that, with our support, Novus will be able to accelerate its path to regulatory approval and launch.”

Novus’ platform addresses key limitations in current sepsis diagnostics, such as the delay in results and the inaccuracies caused by contamination and prior antibiotic use. This rapid, point-of-care solution is expected to significantly improve sepsis outcomes by enabling faster diagnosis and timely treatment, potentially saving lives and reducing the over $50 billion estimated annual cost of sepsis-related hospitalizations in the U.S.

Keith O’Neill, CEO of Novus Diagnostics, commented, "We are thrilled to have Trinity Biotech as a strategic investor. Their technical expertise, regulatory experience, and manufacturing capabilities will be instrumental in helping us bring our rapid sepsis diagnostic platform to market. Together, we aim to revolutionize sepsis care and, ultimately, improve patient outcomes."

Trinity Biotech has acquired a 12.5% equity stake in Novus Diagnostics, valued at approximately $2.5 million. This investment was made through the issuance of approximately 1.4 million American Depository Shares (ADS) in Trinity Biotech, which values Novus at $20 million post-investment.

Separately, Trinity Biotech also today announced the acquisition of EpiCapture Limited - a company developing a non-invasive test for monitoring the risk of aggressive prostate cancer– a copy of the press release reporting the acquisition can be found on our website www.trinitybiotech.com

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.